Exhibit 99.1

ImmunoPrecise Announces Participation at the H.C. Wainwright Global Life Sciences Conference on March 9-10, 2021 (Virtual Conference)

Management to provide corporate update on emerging SARS-CoV-2 variants of concern, (UK, S. African and Brazilian)

VICTORIA, British Columbia--(BUSINESS WIRE)--March 4, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the "Company" or "IPA") (NASDAQ: IPA) (TSXV: IPA), a leader in full-service, therapeutic antibody discovery and development, today announced that it will be presenting at the H.C. Wainwright Global Life Sciences Conference being held virtually on March 9-10, 2021.

Jennifer Bath, CEO of ImmunoPrecise, will provide an overview of the Company's business during the live presentation and will be available to participate in one-on-one meetings with investors who are registered to attend the conference.

If you are an institutional investor, and would like to attend the Company’s presentation, please click on the following link (https://hcwevents.com/globalconference/) to register for the conference. Once your registration is confirmed, you will be prompted to log into the conference website to request a one-on-one meeting with the Company.

Event: H.C. Wainwright Global Life Sciences Conference (Virtual Conference)

Date: March 9-10, 2021

Presentation Day & Time: The pre-recorded presentation will be available on-demand starting March 9 at 7:00 A.M. (EST).

H.C. Wainwright is a full‐service investment bank dedicated to providing corporate finance, strategic advisory and related services to public and private companies across multiple sectors and regions. H.C. Wainwright & Co. also provides research and sales and trading services to institutional investors. According to Sagient Research Systems, H.C. Wainwright’s team is ranked as the #1 Placement Agent in terms of aggregate CMPO (confidentially marketed public offering), RD (registered direct offering) and PIPE (private investment in public equity) executed cumulatively since 1998.

About IPA’s PolyTope Platform.

IPA’s SARS-CoV-2 PolyTope monoclonal therapies are designed to protect against mutagenic escape with an emphasis on efficacy for every patient, variant, and strain of SARS-CoV-2. They are created with the goal of sustainable efficacy in the face of an evolving virus, combining extensively characterized, potently neutralizing, synergistic antibodies exhibiting richly diverse epitope coverage.

About ImmunoPrecise Antibodies Ltd.

IPA is an innovation-driven, technology platform company that supports its pharmaceutical and biotechnology company partners in their quest to discover and develop novel, therapeutic antibodies against all classes of disease targets. The Company aims to transform the conventional, multi-vendor, product development model by bringing innovative and high-throughput, data-driven technologies to its partners, incorporating the advantages of diverse antibody repertoires with the Company’s therapeutic antibody discovery suite of technologies, to exploit antibodies of broad epitope coverage, multiple antibody formats, valency and size, and to discover antibodies against multiple/rare epitopes. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Contacts

For investor information: Frédéric Chabot, Phone: 1-438-863-7071, Email: fchabot@immunoprecise.com